UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

China Cord Blood Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G21107100

(CUSIP Number)

Jeremy Pinh Yee

Cordlife Group Limited

1 Yishun Industrial Street 1, A’Posh Bizhub, #06-01/09

Singapore 768160

Telephone: +65 6238-0808

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Shirin Tang

Morrison & Foerster LLP

50 Collyer Quay, #12-01 OUE Bayfront

Singapore 049321

Telephone: +65 6922-2000

May 8, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21107100		13D/A

1	Name of Reporting Person Cordlife Group Limited
2	Check the Appropriate Box if a Member of a Group
	(a) ☐	(b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 16,123,035 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 16,123,035
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,123,035
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.1% (2)
14	Type of Reporting Person CO

(1) Assumes conversion in full of the 7% senior convertible note due 2017 held by Cordlife (as defined in the Statement (as defined below)).

(2) Based upon 73,003,248 Shares outstanding as of December 31, 2014, with the addition of 7,080,000 Shares held in trust by Magnum Opus International (PTC) Limited, as disclosed in China Cord Blood Corporation’s report filed on Form 6-K as of February 25, 2015. Assumes the issuance of an additional 8,809,020 Shares upon conversion in full of the 7% senior convertible note due 2017 held by Cordlife.

This amendment (this “Amendment”) relates to the ordinary shares, par value $0.0001 per share (the “Shares”), of China Cord Blood Corporation, a Cayman Islands corporation (the “Issuer”). The Issuer’s principal executive office is located at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.

This Amendment amends, with respect to Cordlife only, the Items set forth below of the Statement of Beneficial Ownership on Schedule 13D initially filed on August 25, 2014 with the Securities and Exchange Commission, as amended on October 17, 2014 and November 10, 2014 (the “Statement”), by supplementing the Statement with the information set forth herein.

Item 4.	Purpose of the Transaction.
Item 4 of the Statement is hereby amended and supplemented by the following: The information set forth in Item 6 of this Amendment is hereby incorporated by reference into this Item 4.

Item 5.	Interest in the Securities of the Issuer.

Item 5 of the Statement is hereby amended and supplemented by the following:

The information set forth in Item 6 of this Amendment is hereby incorporated by reference into this Item 5.

Upon completion of the transactions contemplated in the Purchase Agreement, Cordlife expects to have no beneficial ownership in the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by the following:

Pursuant to a purchase agreement (the “Purchase Agreement”), dated as of May 8, 2015, between Cordlife and Golden Meditech Holdings Limited (“GM”), Cordlife has agreed to sell to GM, and GM has agreed to purchase from Cordlife, (i) all Shares beneficially owned by Cordlife as of the Completion Date (as defined below), including 7,314,015 Shares currently beneficially owned by Cordlife (the “Sale Shares”), and (ii) a 7% senior unsecured convertible note issued by the Issuer to Cordlife with an aggregate principal amount of $25,000,000 (the “Cordlife Note”).

Pursuant to the Purchase Agreement, Cordlife will (i) deliver to GM the Sale Shares, and (ii) cause the Issuer to issue to GM a 7% senior unsecured convertible note with an aggregate principal amount of $25,000,000 due 2017 (the “New GM Note”), without any consideration to the Issuer. The Cordlife Note will be surrendered to the Issuer for cancellation. Pursuant to the Purchase Agreement, the New GM Note will be substantially in the form of the Cordlife Note. The conversion price under the New GM Note will be $2.838 (as may be adjusted in accordance with its terms), and accordingly, the New GM Note will entitle GM, subject to the terms and conditions thereof, to receive 8,809,020 Shares upon conversion of the New GM Note.

The purchase price for the Sale Shares will be the aggregate of (i) the product of (A) $6.40 and (B) the total number of Sale Shares as of the date of completion of the sale of the Sale Shares and the Cordlife Note (the “Completion Date”), and (ii) if the Issuer declares a dividend or other distribution payable to the holders of Shares (a “Distribution”) between the date of the Purchase Agreement and the Completion Date, the amount per Share of such Distribution multiplied by the number of Sale Shares as of the Completion Date, to the extent that such Distribution shall not have been paid to Cordlife prior to the Completion Date.

The purchase price for the Cordlife Note will be the aggregate of (i) $5,100,000, (ii) the product of (A) $6.40 and (B) the total number of Shares into which the Cordlife Note is convertible (the

“Conversion Shares”) as of the Completion Date, (iii) the total amount of interest accrued but unpaid on the Cordlife Note during the period from October 3, 2014 to the Completion Date and (iv) if the Issuer declares a Distribution between the date of the Purchase Agreement and the Completion Date, the amount per Share of such Distribution multiplied by the number of Conversion Shares as of the Completion Date, to the extent that such Distribution shall not have been paid to Cordlife prior to the Completion Date.

If the Final Acquisition Price (as defined below) is higher than $6.40, GM will also pay to Cordlife an amount equal to the product of (a) the positive difference between the Final Acquisition Price and $6.40 and (b) the total number of (i) Sale Shares and (ii) Conversion Shares, in each case, as of the Completion Date. The “Final Acquisition Price” in the Purchase Agreement means the sum of (x) the consideration per Share paid to holders of the Shares upon completion of the Acquisition (as defined below) pursuant to the definitive agreements of the Acquisition (including any amendments thereto, if any), and (y) the amount per Share of all Distributions declared after the Completion Date and prior to the closing of the Acquisition, if any. The “Acquisition” refers to the proposed acquisition by GM or one of its controlled affiliates of the outstanding Shares not currently owned by GM or its affiliates pursuant to a merger of the Issuer with a controlled affiliate of GM, resulting in a delisting of the Issuer from the New York Stock Exchange.

The completion of the sale of the Sale Shares and the Cordlife Note is conditional upon, among other things, GM obtaining (i) the approval from GM’s shareholders, at a duly convened meeting, of the purchase of the Sale Shares and the Cordlife Note by GM, and (ii) the approval from Cordlife’s shareholders, at a duly convened meeting, of the sale of the Sale Shares and the Cordlife Note by Cordlife. The completion of the sale of the Sale Shares and the Cordlife Note is not conditional on the closing of the Acquisition or the approval of the Acquisition by the shareholders of the Issuer or GM.

The above description of the Purchase Agreement is qualified in its entirety by reference to the complete text of the Purchase Agreement, a copy of which is included as Exhibit 99.11 and is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits.
Item 7 of the Statement is hereby amended and supplemented by the following: The following document is filed as an exhibit:
99.11 Purchase Agreement, dated as of May 8, 2015, by and between Cordlife and GM

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2015

CORDLIFE GROUP LIMITED

By:	/s/ Jeremy Pinh Yee
Name:	Jeremy Pinh Yee
Title:	Chief Executive Officer